Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
Hub International Investment Services Inc.

We have reviewed management's statements, included in the accompanying Hub International Investment Services, Inc.'s Exemption Report pursuant to Rule 17a-5(d), in which (1) Hub International Investment Services Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the Exemption Provisions) and (2) the Company stated that the Company met the identified Exemption Provisions throughout the period from January 1, 2015 to December 31, 2015 without exception. The Company's management is responsible for compliance with the Exemption Provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the Exemption Provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Crowe Horwath LLP

Crowe Horwath LLP

Oak Brook, Illinois
February 23, 2016

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Hub International Investment Services, Inc.

2393 Townsgate Road, Suite 101
Westlake Village, CA 93161
Main Office (805) 879-9576

Denise R. Scher
President & Chief Compliance Officer

Direct (805) 879-9576
Fax (805) 832-6447

Hub International Investment Service, Inc.'s Exemption Report

Hub International Investment Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. § 240.15c3-3. The Company met the identified exemption provisions under the claim exemption Rule 15c3-3(k)(2)(i) of the Act throughout the period from January 1, 2015 to December 31, 2015 without exception.

_____

Hub International Investment Services

I, Denise Scher, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: *Denise Scher*

Title: President and Chief Compliance Officer

February 9, 2016